UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   July 30, 2008

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On July 30, 2008, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its unaudited second quarter 2008 consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated July 30, 2008 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 30, 2008

FPIC Insurance Group, Inc.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated July 30, 2008 (furnished pursuant to Item 2.02)

Exhibit 99.1

FPIC INSURANCE GROUP, INC.
REPORTS SECOND QUARTER 2008 RESULTS

JACKSONVILLE, Fla. (Business Wire) – July 30, 2008 – FPIC Insurance Group, Inc. ("FPIC") (NASDAQ: FPIC) reported for the second quarter of 2008:

- operating earnings of $10.3 million, or $1.17 per diluted common share, as compared to $10.2 million, or $1.02 per diluted common share, for second quarter 2007; and

- Income from continuing operations and net income of $10.3 million, or $1.16 per diluted common share, as compared to $10.1 million, or $1.01 per diluted common share, for second quarter 2007.

For the six months ended June 30, 2008, FPIC reported:

- operating earnings of $21.2 million, or $2.36 per diluted common share, as compared to $27.9 million, or $2.77 per diluted common share, for the first six months of 2007; and

- Income from continuing operations and net income of $21.2 million, or $2.36 per diluted common share, as compared to $27.8 million, or $2.76 per diluted common share, for the first six months of 2007.

The results of operations for the six months ended June 30, 2007 include a $9.7 million after-tax gain resulting from the commutation, effective January 1, 2007, of all reinsurance treaties under which our subsidiary, First Professionals Insurance Company, Inc. ("First Professionals"), acted as a reinsurer for Physicians' Reciprocal Insurers ("PRI"). Certain other factors affecting the comparability of our results are discussed in the "Unaudited Financial and Operational Highlights" section below.

"Our second quarter results once again demonstrate our ability to deliver solid operating and financial results and create shareholder value," said John R. Byers, President and Chief Executive Officer. "Operating earnings per diluted share grew 15 percent for the quarter, driven by our focus on underwriting profitability and effective capital management." Mr. Byers added, "Our substantial financial strength, evidenced by our strong capital and reserve positions, has positioned us well to continue to deliver long-term value to our shareholders."

Unaudited Financial and Operational Highlights for Second Quarter 2008
(as compared to second quarter 2007 unless otherwise indicated)

- Operating earnings increased 2 percent (15 percent on a diluted common share basis).
- Net income increased 3 percent (15 percent on a diluted common share basis).
- Net premiums written declined 10 percent, primarily as a result of lower premium rates in our Florida market.
- Consolidated revenues declined 12 percent, primarily as a result of lower net premiums earned.
- The number of professional liability policyholders, excluding policyholders under alternative risk arrangements, increased 2 percent to 13,316 at June 30, 2008 compared to 13,010 at June 30, 2007.
- Policyholder retention was 95 percent nationally and 96 percent in Florida for 2008 compared to 94 percent national retention and 94 percent Florida retention for 2007.

- Our current accident year loss ratio was 67.5 percent compared to 69.6 percent. We recognized $4.0 million of favorable development on prior year reserves during the quarter.

- Our expense ratio was 21.7 percent compared to 21.0 percent.

- Book value per common share increased 2 percent to $33.83 as of June 30, 2008 from $33.03 as of December 31, 2007. Due to our strong capital position and in furtherance of our capital management initiatives, we received $21.0 million in dividends from our insurance subsidiaries during the first six months of 2008. The statutory surplus of our insurance subsidiaries as of June 30, 2008 was $259.2 million compared to $261.6 million as of December 31, 2007.

- In April and June 2008, our Board of Directors approved separate 500,000 share increases in our share repurchase program. On a trade date basis, we repurchased 490,570 shares of our common stock during the three months ended June 30, 2008 at an average price of $46.65 per share and as of June 30, 2008, had remaining authority from our Board of Directors to repurchase 624,875 more shares.

- On April 8, 2008, A.M. Best affirmed the financial strength rating of our insurance subsidiaries at A- (Excellent) with a stable outlook.

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Thursday, July 31, 2008, to review our second quarter 2008 results. To access the conference call, dial (866) 830-9065 (USA and Canada) or (660) 422-4543 (International) and use the conference ID code 55768034.

The conference call will also be broadcast live over the Internet in a listen-only format via our corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect you to the broadcast. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, July 31, 2008, via e-mail at ir@fpic.com or through our corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 2:30 p.m., Eastern Time, Thursday, July 31, 2008, and ending at 11:59 p.m., Eastern Time, Thursday, August 7, 2008. To access the telephone replay, dial (800) 642-1687 (USA and Canada) or (706) 645-9291 (International) and use the access code 55768034. A replay of the conference call webcast will also be available beginning at 2:30 p.m., Eastern Time, Thursday, July 31, 2008, on FPIC's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

FPIC Press Release: 2

Factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this press release include, but are not limited to:

i) The effect of negative developments and cyclical changes in the medical professional liability insurance business;

ii) The effects of competition, including competition for agents to place insurance, of physicians electing to self-insure or to practice without insurance coverage, and of related trends and associated pricing pressures and developments;

iii) Business risks that result from our size, products, and geographic concentration;

iv) The risks and uncertainties involved in determining the rates we charge for our products and services, as well as these rates being subject to or mandated by legal requirements and regulatory approval;

v) The actual amount of our new and renewal business;

vi) The uncertainties involved in the loss reserving process, including the possible occurrence of insured losses with a frequency or severity exceeding our estimates;

vii) The unpredictability of court decisions and our exposure to claims for extra contractual damages and losses in excess of policy limits;

viii) Assessments imposed by state financial guaranty associations or other insurance regulatory bodies;

ix) Developments in financial and securities markets that could affect our investment portfolio;

x) Legislative, regulatory or consumer initiatives that may adversely affect our business, including initiatives seeking to lower premium rates;

xi) The passage of additional or repeal of current tort reform measures, and the effect of such measures;

xii) Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xiii) The loss of the services of any key members of senior management;

xiv) Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf;

xv) Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2007, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the Securities Exchange Commission ("SEC") on February 27, 2008, and other factors discussed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on July 30, 2008.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance sector to facilitate understanding of results by excluding: (i) the net effects of realized capital gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is a further non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

FPIC Press Release: 3

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the table captioned "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile
FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information
FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins, 904-360-3612
225 Water Street, Suite 1400
Jacksonville, Florida 32202

For all your investor needs, FPIC is on the Internet at **www.fpic.com** or e-mail us at **ir@fpic.com**.

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data

Selected Data based on the Consolidated Statements of Income:

(in thousands, except earnings per common share)	For the Quarter Ended		For the Six Months Ended	
	June 30, 2008	June 30, 2007	**June 30, 2008**	June 30, 2007
Revenues				
Net premiums earned	$ **42,823**	49,415	$ **87,116**	101,017
Net investment income	**7,599**	7,745	**15,346**	15,731
Net realized investment losses	**(30)**	(170)	**(121)**	(96)
Other income	**101**	95	**198**	173
Total revenues	**50,493**	57,085	**102,539**	116,825
Expenses				
Net losses and loss adjustment expenses	**24,902**	30,382	**50,057**	52,029
Other underwriting expenses	**9,298**	10,364	**19,239**	20,141
Interest expense on debt	**931**	1,112	**1,996**	2,200
Other expenses	**—**	9	**8**	19
Total expenses	**35,131**	41,867	**71,300**	74,389
Income before income taxes	**15,362**	15,218	**31,239**	42,436
Less: Income tax expense	**5,033**	5,163	**10,083**	14,635
Net income	$ **10,329**	10,055	$ **21,156**	27,801
Basic earnings per common share	$ **1.20**	1.05	$ **2.43**	2.86
Basic weighted average common shares outstanding	**8,607**	9,615	**8,691**	9,707
Diluted earnings per common share	$ **1.16**	1.01	$ **2.36**	2.76
Diluted weighted average common shares outstanding	**8,876**	9,980	**8,981**	10,069

FPIC Press Release: 4

Selected Data based on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows:

(in thousands, except book value and tangible book value per common share)	As of June 30, 2008	As of December 31, 2007
Total cash and investments	$ 755,651	781,286
Total assets	$ 1,037,800	1,077,022
Liability for losses and loss adjustment expenses ("LAE")	$ 570,848	585,087
Liability for losses and LAE, net of reinsurance	$ 436,170	440,752
Long-term debt	$ 46,083	46,083
Accumulated other comprehensive loss, net	$ (4,910)	(884)
Total shareholders' equity	$ 284,492	295,597
Book value per common share	$ 33.83	33.03
Tangible book value per common share [1], [2]	$ 32.54	31.82
Common shares outstanding	8,410	8,949
Consolidated statutory surplus of insurance subsidiaries	$ 259,240	261,572

(in thousands)	For the Quarter Ended		For the Six Months Ended	
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Cash flows from continuing operations				
Net cash provided by (used in) operating activities [3]	$ 3,380	11,202	14,299	(66,496)
Net cash (used in) provided by investing activities	$ (34)	7	(6,763)	46,839
Net cash used in financing activities	$ (20,115)	(11,475)	(29,687)	(25,703)

---

(1)   Excludes goodwill of $10.8 million as of June 30, 2008 and December 31, 2007.

(2)   For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" provided later in this release.

(3)   Net cash used in operating activities for the six months ended June 30, 2007 reflects a payment of $87.7 million as the result of the commutation of reinsurance treaties with PRI effective January 1, 2007.

FPIC Press Release: 5

Insurance Data:

(in thousands)	For the Quarter Ended **June 30, 2008**	Percentage Change	For the Quarter Ended June 30, 2007
Direct premiums written	$ **42,092** [1]	-10%	46,555
Assumed premiums written	**—**	-100%	6
Ceded premiums written	**(5,128)** [1]	7%	(5,498)
Net premiums written	$ **36,964**	-10%	41,063

(in thousands)	For the Six Months Ended **June 30, 2008**	Percentage Change	For the Six Months Ended June 30, 2007
Direct premiums written	$ **93,947** [1]	-12%	106,948
Assumed premiums written	**—**	100%	(43)
Commutation of assumed premiums written	**—**	100%	(54,465) [2]
Ceded premiums written	**(12,397)** [1]	3%	(12,780)
Net premiums written	$ **81,550**	106%	39,660 [2]

	As of **June 30, 2008**	Percentage Change	As of June 30, 2007
Professional liability policyholders	**13,316**	2%	13,010
Professional liability policyholders under alternative risk arrangements	**108**	—	—
Total professional liability policyholders	**13,424**	3%	13,010

(1) Includes $0.3 million and $1.7 million of premiums associated with alternative risk arrangements for the three months and six months ended June 30, 2008, respectively. Management fees for such arrangements are included in other income.

(2) During February 2007, our subsidiary, First Professionals, commuted, effective January 1, 2007, all assumed reinsurance treaties with PRI under which First Professionals acted as a reinsurer. In connection with the commutation, First Professionals recognized an after-tax gain of $9.7 million. Excluding the impact of the PRI commutation, net premiums written were $94.1 million for the six months ended June 30, 2007.

	For the Quarter Ended		For the Six Months Ended	
	June 30, 2008	June 30, 2007	**June 30, 2008**	June 30, 2007
Loss ratio				
Current accident year	**67.5%**	69.6%	**67.2%**	69.3%
Commutation of assumed premiums written - prior accident years	**0.0%**	0.0%	**0.0%**	-13.8%
Prior accident years	**-9.3%**	-8.1%	**-9.7%**	-4.0%
Calendar year loss ratio	**58.2%**	61.5%	**57.5%**	51.5%
Underwriting expense ratio [1]	**21.7%**	21.0%	**22.0%**	19.9%
Combined ratio	**79.9%**	82.5%	**79.5%**	71.4%

(1) The underwriting expense ratio for the six months ended June 30, 2007 includes the impact of the reinsurance commutations between First Professionals and PRI effective January 1, 2007. Excluding the impact of the commutations, the underwriting expense ratio for that period would be 21.7 percent.

	For the Six Months Ended June 30, 2008	Percentage Change	For the Six Months Ended June 30, 2007
Net Paid Losses and LAE on Professional Liability Claims (in thousands):			
Net paid losses	$ 27,550	-56%	63,046
Less: net paid losses on commuted reinsurance agreements	417	-99%	29,538
Net paid losses excluding commuted reinsurance agreements	$ 27,133	-19%	33,508
Net paid LAE	$ 27,088	4%	26,056
Less: net paid LAE on commuted reinsurance agreements	70	119%	32
Net paid LAE excluding commuted reinsurance agreements	$ 27,018	4%	26,024
Net paid losses and LAE excluding commuted reinsurance agreements	$ 54,151	-9%	59,532
Professional liability claims and incidents closed without indemnity payment			
Total professional liability claims closed without indemnity payment	280	-30%	399
Total professional liability incidents closed without indemnity payment	203	-48%	388
Total professional liability claims and incidents closed without indemnity payment	483	-39%	787
Total professional liability claims with indemnity payment	146	-13%	167
CWIP Ratio on a rolling four quarter basis[1]	32%		29%
CWIP Ratio, including incidents, on a rolling four quarter basis [1]	16%		15%
Professional liability claims and incidents reported during the period:			
Total professional liability claims reported during the period	365	8%	338
Total professional liability incidents reported during the period	514	10%	468
Total professional liability claims and incidents reported during the period	879	9%	806
Total professional liability claims and incidents that remained open	3,600	-4%	3,735

(1) The closed with indemnity payment ("CWIP") ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of Net Income to Operating Earnings:

(in thousands, except earnings per common share)	For the Quarter Ended		For the Six Months Ended	
	June 30, 2008	June 30, 2007	**June 30, 2008**	June 30, 2007
Net income	$ **10,329**	10,055	$ **21,156**	27,801
Adjustments to reconcile net income to operating earnings:				
Less: Net realized investment (losses) gains, net of income taxes	**(18)**	(104)	**(74)**	(59)
Total adjustments	**(18)**	(104)	**(74)**	(59)
Operating earnings	$ **10,347**	10,159	$ **21,230**	27,860
Net income per diluted common share	$ **1.16**	1.01	$ **2.36**	2.76
Adjustments to reconcile net income to operating earnings	**0.01**	0.01	**—**	0.01
Operating earnings per diluted common share	$ **1.17**	1.02	$ **2.36**	2.77
Diluted weighted average common shares outstanding	**8,876**	9,980	**8,981**	10,069

Reconciliation of Shareholders' Equity to Tangible Shareholders' Equity:

(in thousands, except book value and tangible book value per common share)	**As of** **June 30, 2008**	As of December 31, 2007
Total shareholders' equity	$ **284,492**	295,597
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:		
Goodwill	**(10,833)**	(10,833)
Tangible shareholders' equity	$ **273,659**	284,764
Book value per common share	$ **33.83**	33.03
Tangible book value per common share	$ **32.54**	31.82